UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Submitted Pursuant to Rule 14a-6(g)

(Amendment No. ____)

1.	Name of the Registrant: Medley Capital Corporation
2.	Name of Persons Relying on Exemption: FrontFour Capital Group LLC FrontFour Master Fund, Ltd. FrontFour Opportunity Fund FrontFour Capital Corp. David A. Lorber Stephen E. Loukas Zachary R. George
3.	Address of Persons Relying on the Exemption: c/o FrontFour Capital Group LLC 35 Mason Street, 4th Floor Greenwich, Connecticut 06830
4.	Written Material. The following written materials are attached: Press release, dated December 13, 2018.

(Written material follows on next page)

FrontFour Issues Open Letter to Medley Capital Shareholders

Announces Opposition to Proposed Combination With Sierra Income and Medley Management and Intention to Vote Against the Transaction

Outlines Serious Concerns With Transaction, Including:

  Transaction Significantly Undervalues Equity of Medley Capital
  Transfers Value to Medley Management Shareholders at Expense of Medley Capital Shareholders
  Apparent Failure to Pursue All M&A Alternatives
  Retains Management Team With Track Record of Destroying Value

GREENWICH, Conn., Dec. 13, 2018 /PRNewswire/-- FrontFour Capital Group LLC, a significant shareholder of Medley Capital Corporation (“Medley Capital”) (NYSE:MCC), today issued an open letter to the Medley Capital shareholders regarding its serious concerns with the proposed combination of Medley Capital, Sierra Income Corporation and Medley Management Inc. The full text of the letter follows:

December 13, 2018

Dear Fellow Shareholders,

FrontFour Capital Group LLC (“FrontFour”) is a significant shareholder of Medley Capital Corporation (“MCC” or the “Company”) with ownership of ~2 million shares or 3.7% of the outstanding shares. We are writing to express our strong opposition to the proposed combination of MCC, Sierra Income Corporation (“SIC”) and Medley Management Inc. (“MDLY”) that was announced on August 8, 2018. In our view, the transaction fails to maximize value for MCC shareholders and is a brazen attempt by MCC’s external manager and the controlling shareholders of MDLY to transfer material value in MCC to MDLY owners, including Brook and Seth Taube.

FrontFour believes the contemplated transaction is the result of a highly flawed process that significantly undervalues the equity of MCC, transfers value to MDLY shareholders at the expense of MCC shareholders and secures the position of a management team that has a track record of destroying significant shareholder value. Our attempts to privately communicate our concerns to the independent members of MCC’s Board of Directors have been met with a series of inadequate, generic answers to our specific questions from Medley LLC’s General Counsel. Accordingly, we have been left no other choice but to publicly voice our opposition to the transaction and highlight key issues that should concern all MCC shareholders.

As fellow MCC shareholders, we all have an important decision to make. With MCC shares currently trading at around $3.30 per share, the proposed transaction provides no apparent path to bridge the massive ~44% discount to MCC’s current NAV of $5.90 per share. It appears the Board of Directors has failed to seek superior proposals, which we believe is wholly inconsistent with its fiduciary duties. It is not surprising that the Special Committee’s financial advisor, Sandler O’Neill, went to great lengths in their “fairness opinion” to disassociate themselves with the process and structure of the transaction. They stated, “Our opinion…does not address the form or structure of the Transaction or any other transactions contemplated in the Agreements, the relative merits of the Transaction as compared to any other alternative transactions or business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage.”

We believe the best course of action is for MCC shareholders to vote down the proposed transaction and commence a process to maximize value for MCC shareholders. Upon speaking to multiple M&A advisors, we are confident that a superior outcome could be achieved as there are many precedent BDC transactions and publicly listed portfolio wind-up processes that have successfully maximized value for shareholders. As MCC shareholders, we have the flexibility to internalize and terminate MDLY as our manager with 60 days’ notice – a valuable strategic option. Shareholders may legitimately ask themselves why we should continue to pay fees to a manager that has destroyed hundreds of millions of dollars in value. We believe MCC’s equity could be worth 0.8x to 1.0x NAV or $4.72 to $5.90 per share in an outright sale or windup, representing a potential return of 40% – 70%. In a conservative scenario where we assume that all 4 and 5 rated credit assets are written off, we arrive at a NAV of $4.97 per share or 0.84x. In addition, it is very important to note that either directly or indirectly precedent transactions suggest that an MCC management contract could be worth 4x to 6x revenue. As per MCC’s latest 10K for the fiscal year ended 9/30/18, MCC paid MDLY $3.3MM or $13.2MM annualized. This could equate to $50MM to $80MM or $0.97 to $1.45 per share of value. Simply said, through one or more creative transactions including an outright sale, asset monetization and/or windup scenario, significant potential value of approximately $5.69 to $7.35 per share can be realized for MCC shareholders.

Valuation Potential of MCC Net Assets (Loan Book)
MCC 9/30/18 NAV, As Reported	$5.90	$5.90	$5.90	$5.90
Assumed P/NAV Multiple	0.80x	0.84x*	0.90x	1.00x
Implied MCC Value Per Share	$4.72	$4.97	$5.31	$5.90
% Upside From Current MCC Price	45.6%	53.2%	63.8%	82.0%
* Assumes 4 & 5 rated credit assets $0 value.

Valuation Potential of External Management Contract
Fiscal 4Q18 Mgmt Fees Paid by MCC	$3.3	$3.3	$3.3
Run-Rate Mgmt Fees Paid by MCC	$13.2	$13.2	$13.2
Revenue Multiple Range	4.0x	5.0x	6.0x
Implied Value of External Manager Contract	$53	$66	$79
Implied Value Per MCC Share	$0.97	$1.21	$1.45

We are shocked that despite the obvious conflicts of interest and overall performance of MDLY as a manager, it appears the independent members of our Board did not even contemplate a windup or outright sale of MCC.

As currently structured, we believe this transaction is undesirable for MCC shareholders for the following reasons:

•	Transaction significantly undervalues the equity value of MCC – The announced transaction implies a transaction price to MCC’s 6/30/18 Net Asset Value (“NAV”) transaction multiple of 0.55x. This valuation is well below the midpoint of the Fairness Opinion valuation derived by the financial advisor to MDLY’s Special Committee disclosed in the proxy statement. Using both precedent transactions and comparable public companies, MDLY’s own financial advisor derived an average valuation of 0.76x and 0.93x, respectively – these values are a staggering 38% – 69% above the valuation implied by the transaction price.

•	Transfer of value to MDLY shareholders at the expense of MCC shareholders – By accepting a below-market valuation of 0.55x for MCC shares, an excessive amount of deal consideration offered by SIC has been allocated to holders of MDLY, the entity controlled by management. In addition, MDLY holders will receive approximately 64% of the deal consideration in cash. Conversely, MCC holders are receiving only SIC stock in the exchange for their shares. If the individuals controlling MDLY were truly aligned with shareholders of MCC, they would have pushed for SIC to pay a fair market value of closer to 0.8x to 1.0x NAV for MCC’s assets while making an offer with a considerable cash component. As currently structured, the proposed transaction leaves MCC shareholders with the prospect of holding only SIC stock without the certainty of cash consideration that only MDLY holders are receiving – we view this as an insult to the intelligence of MCC shareholders. Again, Sandler O’Neill has carefully backed away from the risk of this consideration package in their “fairness opinion”, stating, “We express no opinion as to the trading values of the Company Common Stock or SIC Common Stock at any time or what the value of SIC Common Stock will be once it is actually received by the holders of Company Common Stock.”

•	Apparent failure to pursue all M&A alternatives by MCC and its financial advisors – The proxy statement indicates that the Company did not pursue alternative transactions to maximize value or negotiate a “go-shop” provision. We believe this has had a chilling effect on the submission of superior offers for MCC, which we believe could be achieved in a robust M&A sales process. For perspective, a comparable BDC to MCC, Triangle Capital, received indications of interest from 22 different parties during its sales process in early 2018 demonstrating significant interest in this asset class.

•	Retains management team that has track record of destroying value – The leadership of the MDLY and MCC complex has led to a significant destruction of value over a long period of time. We are concerned that given this track record the new Sierra entity will trade at a significant discount given a lack of confidence in the management team. The chart below illustrates MCC’s stock price performance over 1, 3 and 5 year time periods versus various benchmarks.

Stock Performance Comparison - Total Return
	1 Yr	3 Yr	5 Yr
MCC	-32.2%	-34.1%	-56.3%
Externally Managed BDC Peers (1)	-10.2%	6.5%	0.0%
S&P 500	1.1%	39.3%	63.9%
As of 12/11/18.
(1) Peer group defined by SIC, MCC, MDLY Proxy dated 11/6/18.

We believe the best path forward for MCC shareholders is to vote down the proposed transaction and for MCC to commence a corporate windup or sale process on a standalone basis. This course of action will not only ensure shareholders maximize value but also take the assets out of the hands of a management team that has destroyed value over time. Simply put – management and the Board of Directors have failed shareholders.

Given the reasons outlined above we plan to vote against this transaction.

Sincerely,

Zachary R. George Portfolio Manager	David A. Lorber Portfolio Manager	Stephen E. Loukas Portfolio Manager

FRONTFOUR CAPITAL GROUP LLC

FrontFour Capital Group LLC, located in the United States at 35 Mason Street, Greenwich, CT 06830, was formed in December 2006. FrontFour Capital Group LLC is registered with the Securities & Exchange Commission as an investment adviser under the Investment Advisers Act of 1940, as amended.

*    *    *

Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. FrontFour Capital Group LLC (“FrontFour Capital”) is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by FrontFour Capital.

PLEASE NOTE: FrontFour Capital is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

CONTACT

Investor Contact:

David A. Lorber
FrontFour Capital Group LLC
35 Mason Street, 4th Floor
Greenwich, CT 06830
203-274-9050